Exhibit 99.5

AMENDED AND RESTATED ARRANGEMENT AGREEMENT DATED as of the 30th day of August, 2011.

AMONG:

WESTERN COPPER CORPORATION, a company duly incorporated under the laws of the Province of British Columbia and having an office at Suite
2050, 1111 W. Georgia Street, Vancouver, BC V6E 4M3. (hereinafter called “Western Copper”)

AND:

NORTHISLE COPPER AND GOLD INC., a company duly incorporated under the laws of the Province of British Columbia and having an office at Suite 2050, 1111 W. Georgia Street, Vancouver, BC V6E 4M3.

(hereinafter called “NorthIsle”)

AND:

COPPER NORTH MINING CORP., a company duly incorporated under the laws of the Province of British Columbia and having an office at Suite 2050,
1111 W. Georgia Street, Vancouver, BC V6E 4M3.

(hereinafter called “Copper North”)

AND:

CASINO MINING CORP., a company duly incorporated under the laws of the Province of British Columbia and having an office at Suite 2050, 1111 W. Georgia Street, Vancouver, BC V6E 4M3.

(hereinafter called “Casino Mining”)

AND:

CARMACKS COPPER LTD., a company duly incorporated under the laws of the Province of British Columbia and having an office at Suite 2050, 1111
W. Georgia Street, Vancouver, BC V6E 4M3. (hereinafter called “Carmacks”)
AND:

LURPROP HOLDINGS INC., a company duly incorporated under the laws of the Province of British Columbia and having an office at Suite 2050, 1111
W. Georgia Street, Vancouver, BC V6E 4M3. (hereinafter called “Lurprop”)

AND:

CRS COPPER RESOURCES CORP., a company duly incorporated under the laws of the Province of British Columbia and having an office at Suite
2050, 1111 W. Georgia Street, Vancouver, BC V6E 4M3.

(hereinafter called “CRS”)

AND:

MORAGA RESOURCES LTD., a company duly incorporated under the laws of the Province of British Columbia and having an office at Suite 2050, 1111
W. Georgia Street, Vancouver, BC V6E 4M3.

(hereinafter called “Moraga”)

AND:

CARMACKS MINING CORP., a company duly incorporated under the laws of the Province of British Columbia and having an office at Suite 2050, 1111
W. Georgia Street, Vancouver, BC V6E 4M3.

(hereinafter called “Carmacks Mining”)

AND:

REDBED RESOURCES CORP., a  company duly incorporated under the laws of the Province of British Columbia and having an office at Suite 2050,
1111 W. Georgia Street, Vancouver, BC V6E 4M3.

(hereinafter called “Redbed”)

AND:

NORTH ISLAND MINING CORP., a company duly incorporated under the laws of the Province of British Columbia and having an office at Suite 2050,
1111 W. Georgia Street, Vancouver, BC V6E 4M3. (hereinafter called “North Island Mining”)
WHEREAS Western Copper, NorthIsle and Copper North wish to  complete a  reorganization of  Western
Copper, NorthIsle and Copper North pursuant to a plan of arrangement (the “Plan of Arrangement”) and involving Casino Mining, Carmacks, Carmacks Mining, Lurprop, CRS, Moraga, North Island Mining and Redbed under Section 288 of the Business Corporations Act (British Columbia) (the “Act”) on the terms of the Plan of Arrangement annexed hereto as Exhibit I.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the mutual covenants and agreements hereinafter set forth, the parties hereto agree each with the other as follows:

1.0        DEFINITIONS

1.1           In this Agreement:

“Act” means Business Corporations Act, S.B.C. 2004, c. 57, as amended;

“Agreement” means this Arrangement Agreement, including the Exhibits and the Appendices hereto as the same may be supplemented or amended from time to time;

“AMEX” means the NYSE Amex Equities Stock Exchange;

“Arrangement” means an arrangement under the provisions of Section 288 of the Act, on the terms and conditions set forth in the Plan of Arrangement;

“Carmacks” means Carmacks Copper Ltd., a company existing under the laws of the Province of British
Columbia;

“Carmacks Mining” means Carmacks Mining Corp., a company existing under the laws of the Province of
British Columbia;

“Carmacks Property” means mineral claims, leases or other mineral property interests and assets known as the
Carmacks project located in the Yukon Territory currently held by Carmacks;

“Casino Mining” means Casino Mining Corp., a company existing under the laws of the Province of British
Columbia;

“Casino Property” means mineral claims, leases or other mineral property interests and assets known as the
Casino project located in the Yukon Territory currently held by CRS;

“Copper North” means Copper North Mining Corp., a company existing under the laws of the Province of
British Columbia;

“Copper North Properties” means, collectively, the Carmacks Property and Redstone Property; “Copper North Shares” means the common shares without par value of Copper North;

“Copper North Stock Options” has the meaning ascribed thereto in the Plan of Arrangement; “Court” means the Supreme Court of British Columbia;

“CRS” means CRS Copper Resources Corp., a company existing under the laws of the Province of British
Columbia;

“Depositary”  means  Computershare  Investor  Services  Inc.,  located  at  2nd  Floor,  510  Burrard  Street, Vancouver, British Columbia, V6C 3B9;

“Effective Date” means the effective date set forth on the final notice of alteration of Western Copper that is filed with the British Columbia Registrar of Companies in connection with the Arrangement;

“Final Order” means the final order of the Court approving the Arrangement;

“Information Circular” means the information circular to be sent to Shareholders of Western Copper in connection with the Meeting;

“Interim Order” means the order of the Court pursuant to the application therefor contemplated by paragraph
2.2(g) hereof;

“Lurprop” means Lurprop Holdings Ltd., a company existing under the laws of the Province of British
Columbia;

“Meeting” means the special meeting of Western Copper Shareholders to be held at 11:00 a.m. (Vancouver time) on or about September 21, 2011 and any adjournment or postponement thereof;

“Moraga” means Moraga Resources Ltd., a company existing under the laws of the Province of British
Columbia;

North Island Mining” means North Island Mining Corp., a company existing under the laws of the Province of
British Columbia;

“NorthIsle” means NorthIsle Copper and Gold Inc., a company existing under the laws of the Province of
British Columbia;

“NorthIsle Property” means mineral claims, leases or other mineral property interests and assets known as the
Island Copper project located on Vancouver Island, British Columbia currently held by Moraga; “NorthIsle Shares” means the common shares without par value of NorthIsle;

“NorthIsle Stock Options” has the meaning ascribed thereto in the Plan of Arrangement;

“Plan of Arrangement” means the plan of arrangement attached hereto as Exhibit 1 and any amendment or variation hereto made in accordance with Section 6.01 thereof and Section 7.1 hereof;

“Redbed” means Redbed Resources Corp., a company existing under the laws of the Province of British
Columbia;

“Redstone Property” means mineral claims, leases or other mineral property interests and assets known as the
Redstone project located in the Northwest Territories currently held by CRS;

“Shareholder” or “holder of shares” means a registered or beneficial holder of Western Copper Shares; “Tax Act” means the Income Tax Act (Canada);

“TSX” means the Toronto Stock Exchange; “TSXV” means the TSX Venture Exchange;

“Western Amalco Class A Shares” has the meaning ascribed thereto in the Plan of Arrangement;

“Western Copper” means Western Copper Corporation, a company existing under the laws of the Province of
British Columbia; and

“Western Copper Shares” means the common shares without par value of Western Copper.

2.0           ARRANGEMENT

2.1
The parties agree to carry out the Arrangement substantially on the terms as set out in the Plan of Arrangement, subject to such changes as may be mutually agreed to by the parties on the advice of their respective legal, tax and financial advisors.

2.2
The parties agree that the Arrangement will be carried out with the intention that all securities issued to the United States securityholders of NorthIsle, Copper North and Western Copper in exchange for securities pursuant to the Arrangement will be issued in reliance on the exemption from the registration requirements of the United States Securities Act of 1933 (the “U.S. Securities Act”) provided by Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”) and applicable state securities law.  In order to ensure the availability of the Section 3(a)(10) Exemption, the parties agree that the Arrangement will be carried out subject to the following conditions:

(a)	the fairness of the exchange of securities subject to the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the parties to rely on the Section 3(a)(10) Exemption prior to the fairness hearing of the Court with respect to the Arrangement;

(c)	the Court will be requested to determine whether it finds that the terms and conditions of the exchange of securities pursuant to the Arrangement are fair to those to whom securities will be issued;

(d)
if the Court determines that the exchange of securities contemplated by the Arrangement is fair, the order that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the securityholders of Western Copper, NorthIsle and Copper North and that the order will serve as the basis for the Section 3(a)(10) Exemption with respect to the distribution of such securities;

(e)
the parties will ensure that each securityholder entitled to receive securities on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(f)
the U.S. securityholders will be advised that the Western Amalco Common Shares, NorthIsle Shares and Copper North Shares issued in the Arrangement are not required to be registered under the U.S. Securities Act in reliance on the Section 3(a)(10) Exemption and that limitations on resale under the securities laws of the United States, including, as applicable, Rule 144 under the U.S. Securities Act may be applicable with respect to securities issued to affiliates of Western Copper, NorthIsle and Copper North; and

(g)
the interim order (the “Interim Order”) of the Court approving the meeting of the Shareholders of Western Copper to approve the Arrangement will specify that each securityholder entitled to receive securities on completion of the Arrangement will have the right to appear before the Court so long as they enter an appearance within a reasonable time.

2.3
Western Copper, NorthIsle and Copper North shall, as soon as reasonably practicable, apply to the Court pursuant to Section 288 of the Act for the Interim Order providing for, among other things, the calling and holding of the special meeting of Shareholders of Western Copper for the purpose of considering and, if deemed advisable, approving the Arrangement.  If the approval of the Arrangement as set forth in the Interim Order is obtained, Western Copper, NorthIsle and Copper North shall take the necessary steps to submit the Arrangement to the Court and apply for the final order (the “Final Order”) in such fashion as the Court may direct and, as soon as practicable thereafter, and subject to satisfaction or waiver of any other conditions provided for in this Agreement.

2.4           On and after the Effective Date of the Arrangement, the parties will effect the steps described in Section 3.01 of the Plan of Arrangement.

3.0           FINANCINGS

3.1
The parties agree that, in addition to any cash to be provided by Western Copper to each of NorthIsle and Copper North under the terms of the Arrangement, NorthIsle and/or Copper North may complete such financings (the “Financings”) as are necessary to capitalize NorthIsle and/or Copper North, as the case may be, and, in any event shall have sufficient funds to meet the listing requirements of the TSXV or other Canadian securities exchange, on such terms as it determines appropriate.

4.0           REPRESENTATIONS AND WARRANTIES

Representations and Warranties of Western Copper

4.1	As at the date hereof and as at the Closing Date, Western Copper represents and warrants to the other parties, and acknowledges that the other parties are relying thereon, as follows:

(a)
Western Copper is a company duly organized, validly existing and in good standing with respect to all filings required under applicable laws, has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it, is duly licensed or qualified as a foreign corporation in each jurisdiction in which the character of the property and assets now owned by it or the nature of its business as now conducted by it requires it to be so licensed or qualified (save where failure to have such licence or qualification is not in the aggregate material) and has the corporate power to enter into this Agreement and perform its obligations hereunder;

(b)
the authorized capital of Western Copper consists of an unlimited number of common shares without par value, Class A Voting Shares with a Par value of Cdn$0.00001 each with no special rights or restrictions and an unlimited number of preferred shares, without par value, issuable in series, of which, as at August 17, 2011, 92,975,570 Western Copper Shares were issued and outstanding as fully paid and non-assessable and 11,074,350 Western Copper Shares were issuable on exercise of all outstanding convertible securities of Western Copper (not including securities issuable under property option agreements);

(c)
except  as  described  in  paragraph  4.1(b)  above,  no  person  has  any  agreement,  option, understanding or commitment (including convertible securities, warrants or convertible obligations of any nature) for the purchase or issue of or conversion into any of the unissued shares of Western Copper or any unissued securities of Western Copper;

(d)
the financial statements of Western Copper appearing on each of the SEDAR website and the EDGAR website of the U.S. Securities and Exchange Commission, and to be contained in the Information Circular present fairly the consolidated financial position of Western Copper at the relevant dates and the results of its operations and the changes in its financial position for the periods indicated in the said statements, and have been prepared in accordance with accounting principles generally accepted in Canada consistently applied;

(e)	the execution and delivery of this Agreement and the consummation of the Arrangement does not and will not:

(i)         result in the breach of or violate any term or provision of the constating documents of
Western Copper;

(ii)
conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which Western Copper is a party or by which it is bound or to which any property of Western Copper is subject or result in the creation of any lien, charge or encumbrance upon any of the NorthIsle Properties or the Copper North Properties of Western Copper under any such agreement or instrument, or give to others any material interest or rights in the NorthIsle Properties or the Copper North Properties, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence, permit or authority; or

(iii)	violate any provision or law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Western Copper;

(f)	the execution and delivery of this Agreement has been duly approved by the board of directors of Western Copper;

(g)
there are no agreements, covenants, undertakings or other commitments of Western Copper or any partnership or joint venture in which it is a partner or participant or any instruments binding on it or any of its NorthIsle Properties or Copper North Properties:

(i)
under which the consummation of the Arrangement would have the effect of imposing restrictions or obligations on Western Copper materially greater than those imposed upon Western Copper or any such partnership or joint venture at the date hereof; or

(ii)
which would give a third party, as a result of the Arrangement, a right to terminate any material agreement, or a right to acquire Western Copper's interest in any material agreement, to which Western Copper or any such partnership or joint venture is a party or to purchase any of its NorthIsle Properties or Copper North Properties;

(h)
Western  Copper  has  not  incurred  any  liability  for  brokerage  fees,  finder’s  fees,  agent’s commissions or other similar forms of compensation in connection with this Agreement or the Arrangement, except a fixed fee to be paid for a fairness opinion regarding the transactions contemplated herein;

(i)
there are no actions, suits, proceedings or investigations commenced, or to the knowledge of Western Copper contemplated or threatened, against or affecting Western Copper or before or by any person or before any arbitrator of any kind which would prevent or hinder the Arrangement or which involve the possibility of any judgment or liability which can reasonably be expected to have a material adverse effect on the business operations, properties, assets or condition, financial or otherwise, of Western Copper;

(j)
the corporate records and minute books of Western Copper as required to be maintained by it under the laws of British Columbia are up to date and contain complete and accurate minutes of all meetings of its directors and shareholders and all resolutions consented to in writing;

(k)
at the time of the transfer of the NorthIsle Properties by Western Copper to NorthIsle, Western Copper will own, directly or indirectly, good and marketable title to its interests in the NorthIsle Property free and clear of any and all mortgages, liens, pledges, charges, security interests, encumbrances, actions, claims or demands of any nature whatsoever or howsoever arising (excluding royalty, advance royalty or similar interests and any rights of first refusal or rights of first offer with respect to its properties that have been publicly disclosed or are disclosed in the Information Circular) which would have a materially adverse effect on the property or assets of Western Copper;

(l)
at the time of the transfer of the Copper North Properties by Western Copper to Copper North, Western Copper will own, directly or indirectly, good and marketable title to its interests in the Copper North Properties free and clear of any and all mortgages, liens, pledges, charges, security interests, encumbrances, actions, claims or demands of any nature whatsoever or howsoever arising (excluding royalty, advance royalty or similar interests and any rights of first refusal or rights of first offer with respect to its properties that have been publicly disclosed or are disclosed in the Information Circular) which would have a materially adverse effect on the property or assets of Western Copper;

(m)          the common shares of Western Copper are at present listed and posted for trading on the TSX and AMEX and on no other stock exchange and Western Copper is in material compliance with all rules, regulations and policies of the TSX and AMEX;

(n)
Western Copper is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland, the North West Territories, the Yukon Territory and the United States, is not the subject of a cease trade order or investigation under the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba,  Ontario,  Quebec,  New  Brunswick,  Nova  Scotia,  Prince  Edward Island, Newfoundland, the North West Territories, the Yukon Territory or the United States, is not  the  subject  of  any  investigation  by  the  TSX,  AMEX  or  any  other  regulatory  or administrative authority or body, is current with all filings required to be made under the securities legislation in those provinces and the United States and is not aware of any deficiencies in the filing of any documents or reports with the securities commissions or similar authorities in each of those jurisdictions that would cause it to be placed on the defaulting reporting issuers list or would cause any such filing to be materially misleading;

(o)
there has not been any default in any obligation or liability in respect of the material contracts, whether oral or written, of Western Copper relating to the NorthIsle Properties or the Copper North Properties, and there has not been any default in any obligation or liability in respect of said material contracts, and each of said contracts, engagements and commitments are in good standing and in full force and effect;

(p)
none of the representations, warranties or statements of fact made in this section 4.1 contain any untrue statement of a material fact or omit to state any material fact necessary to make any such warranty or representation not misleading; and

(q)           Western Copper is a “foreign private issuer” as defined in Rule 405 of the U.S. Securities Act.

Representations and Warranties of NorthIsle

4.2	As at the date hereof and as at the Closing Date, NorthIsle represents and warrants to the other parties, and acknowledges that the other parties are relying thereon, as follows:

(a)
NorthIsle is a company duly organized, validly existing and in good standing with respect to all filings required under applicable laws, and has the corporate power to own or lease its property and assets and to carry on its business as proposed to be conducted by it and has the corporate power to enter into this Agreement and perform its obligations hereunder;

(b)
the authorized capital of NorthIsle consists of an unlimited number of common shares without par value of which as at August 17, 2011, one NorthIsle Share was issued and outstanding as fully paid and non-assessable;

(c)
no person has any agreement, option, understanding or commitment (including convertible securities, warrants or convertible obligations of any nature) for the purchase or issue of or conversion into any of the unissued shares of NorthIsle or any unissued securities of NorthIsle except pursuant to this Agreement and subject to any securities issued in relation to the Financings;

(d)	the execution and delivery of this Agreement and the consummation of the Arrangement do not and will not:

(i)           result in the breach of or violate any term or provision of the constating documents of
NorthIsle, or

(ii)
conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which NorthIsle is a party or by which it is bound or to which any property of NorthIsle is subject or result in the creation of any lien, charge or encumbrance upon any of the assets of NorthIsle under any such agreement or instrument, or give to others any material interest or rights, including rights of purchase, termination,  cancellation  or  acceleration,  under  any  such  agreement,  instrument, licence, permit or authority; or

(iii)	violate any provision or law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to NorthIsle; and

(e)	NorthIsle is not a party to any material agreements, covenants, undertakings or other commitments save this Agreement;

(f)	the execution and delivery of this Agreement has been duly approved by the board of directors of NorthIsle;

(g)
NorthIsle has not incurred any liability for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or the Arrangement, subject to any finder's fees incurred or to be incurred in relation to the Financings;

(h)
there are no actions, suits, proceedings or investigations commenced, or to the knowledge of NorthIsle contemplated or threatened, against or affecting NorthIsle or before or by any person or before any arbitrator of any kind which would prevent or hinder the Arrangement or which involve the possibility of any judgment or liability which can reasonably be expected to have a material adverse effect on the business operations, properties, assets or condition, financial or otherwise, of NorthIsle;

(i)
there are no known or anticipated material liabilities of NorthIsle of any kind whatsoever (including absolute, accrued or contingent liabilities) nor any commitments whether or not determined or determinable, in respect of which NorthIsle is or may become liable;

(j)	NorthIsle has no subsidiaries and is not a party to any agreement to acquire or lease any other businesses or business operations, except in relation to the NorthIsle Properties;

(k)           NorthIsle does not own any property or assets as of the date hereof;

(l)
the corporate records and minute books of NorthIsle as required to be maintained by it under the laws of British Columbia are up to date and contain complete and accurate minutes of all meetings of its directors and shareholders and all resolutions consented to in writing; and

(m)         none of the representations, warranties or statements of fact made in this Section 4.2 contain any untrue statement of a material fact or omit to state any material fact necessary to make any such warranty or representation not misleading; and

   (n)           NorthIsle is a “foreign private issuer” as defined in Rule 405 of the U.S. Securities Act.

Representations and Warranties of Copper North

4.3	As at the date hereof and as at the Closing Date, Copper North represents and warrants to the other parties, and acknowledges that the other parties are relying thereon, as follows:

(a)
Copper North is a company duly organized, validly existing and in good standing with respect to all filings required under applicable laws, and has the corporate power to own or lease its property and assets and to carry on its business as proposed to be conducted by it and has the corporate power to enter into this Agreement and perform its obligations hereunder;

(b)
the authorized capital of Copper North consists of an unlimited number of common shares without par value of which as at August 17, 2011, one Copper North Share was issued and outstanding as fully paid and non-assessable;

(c)
no person has any agreement, option, understanding or commitment (including convertible securities, warrants or convertible obligations of any nature) for the purchase or issue of or conversion into any of the unissued shares of Copper North or any unissued securities of Copper North except pursuant to this Agreement and subject to any securities issued in relation to the Financings;

(d)	the execution and delivery of this Agreement and the consummation of the Arrangement do not and will not:

(i)           result in the breach of or violate any term or provision of the constating documents of Copper North, or

(ii)
conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which Copper North is a party or by which it is bound or to which any property of Copper North is subject or result in the creation of any lien, charge or encumbrance upon any of the assets of Copper North under any such agreement or instrument, or give to others any material interest or rights, including rights of purchase, termination,  cancellation  or  acceleration,  under  any  such  agreement,  instrument, licence, permit or authority; or

(iii)	violate any provision or law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Copper North; and

(e)	Copper North is not a party to any material agreements, covenants, undertakings or other commitments save this Agreement;

(f)	the execution and delivery of this Agreement has been duly approved by the board of directors of Copper North;

(g)
Copper  North  has  not  incurred  any  liability  for  brokerage  fees,  finder’s  fees,  agent’s commissions or other similar forms of compensation in connection with this Agreement or the Arrangement, subject to any finder's fees incurred or to be incurred in relation to the Financings;

(h)
there are no actions, suits, proceedings or investigations commenced, or to the knowledge of Copper North contemplated or threatened, against or affecting Copper North or before or by any person or before any arbitrator of any kind which would prevent or hinder the Arrangement or which involve the possibility of any judgment or liability which can reasonably be expected to have a material adverse effect on the business operations, properties, assets or condition, financial or otherwise, of Copper North;

(i)
there are no known or anticipated material liabilities of Copper North of any kind whatsoever (including absolute, accrued or contingent liabilities) nor any commitments whether or not determined or determinable, in respect of which Copper North is or may become liable;

(j)	Copper North has no subsidiaries and is not a party to any agreement to acquire or lease any other businesses or business operations, except in relation to the Copper North Properties;

(k)           Copper North does not own any property or assets as of the date hereof;

(l)
the corporate records and minute books of Copper North as required to be maintained by it under the laws of British Columbia are up to date and contain complete and accurate minutes of all meetings of its directors and shareholders and all resolutions consented to in writing;

(m)       none of the representations, warranties or statements of fact made in this Section 4.3 contain any untrue statement of a material fact or omit to state any material fact necessary to make any such warranty or representation not misleading; and

(n)           Copper North is a “foreign private issuer” as defined in Rule 405 of the U.S. Securities Act.

Representations  and  Warranties  of  Casino  Mining,  Carmacks,  Carmacks  Mining,  Lurprop,  CRS, Moraga, North Island Mining or Redbed

4.4
As at the date hereof and as at the Closing Date, each of Casino Mining, Carmacks, Carmacks Mining, Lurprop, CRS, Moraga, North Island Mining and Redbed represents and warrants to the other parties, and acknowledges that the other parties are relying thereon, as follows:

(a)	it is a company duly organized, validly existing and in good standing with respect to all filings required under applicable laws, and has the corporate power to own or lease its property and assets and to carry on its business as proposed to be conducted by it and has the corporate power to enter into this Agreement and perform its obligations hereunder;

(b)	the execution and delivery of this Agreement and the consummation of the Arrangement do not and will not:

(i)           result in the breach of or violate any term or provision of its constating documents, or

(ii)
conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which it is a party or by which it is bound or to which any of its property is subject or result in the creation of any lien, charge or encumbrance upon any of its assets under any such agreement or instrument, or give to others any material interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence, permit or authority; or

(iii)	violate any provision or law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to it;

(c)	it is not a party to any material agreements, covenants, undertakings or other commitments save this Agreement and in relation to its properties or assets;

(d)           the execution and delivery of this Agreement has been duly approved by its board of directors; (e)it has not incurred any liability for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or the Arrangement;

(f)
there are no actions, suits, proceedings or investigations commenced, or to its knowledge of contemplated or threatened, against or affecting it or before or by any person or before any arbitrator of any kind which would prevent or hinder the Arrangement or which involve the possibility of any judgment or liability which can reasonably be expected to have a material adverse effect on its business operations, properties, assets or condition, financial or otherwise;

(g)
there are no known or anticipated material liabilities of it of any kind whatsoever (including absolute, accrued or contingent liabilities) nor any commitments whether or not determined or determinable, in respect of which it is or may become liable;

(h)
its corporate records and minute books as required to be maintained by it under the laws of British Columbia are up to date and contain complete and accurate minutes of all meetings of its directors and shareholders and all resolutions consented to in writing;

(i)
none of the representations, warranties or statements of fact made in this Section 4.4 contain any untrue statement of a material fact or omit to state any material fact necessary to make any such warranty or representation not misleading; and

(j)           it is a “foreign private issuer” as defined in Rule 405 of the U.S. Securities Act.

5.0	COVENANTS Covenants of the Parties

5.1
Each of the parties hereby covenants and agrees that it shall take such steps and do all such other acts and things, as may be necessary or desirable in order to give effect to the transactions contemplated by this Agreement, subject to shareholders' and regulatory approval, and, without limiting the generality of the foregoing, shall use its commercially reasonable best efforts to apply for and obtain such consents, orders or approvals as are necessary or desirable for the implementation of the Arrangement and, without limiting the generality of the foregoing, to:

(a)	apply for and obtain the Interim Order and the Final Order as provided in Section 2.3 hereof; and

(b)
obtain written consents from any persons who are parties to agreements (including without limiting the foregoing, any property agreements, option agreements, warrant agreements or warrant certificates) with Western Copper or a subsidiary of Western Copper where consents to the transactions contemplated by the Arrangement are required under those contracts or agreements;

5.2
Each of Western Copper, NorthIsle and Copper North hereby covenants and agrees that it shall take such steps and do all such other acts and things, as may be necessary or desirable in order to give effect to the transactions contemplated by this Agreement, subject to shareholders' and regulatory approval, and, without limiting the generality of the foregoing, shall:

(a)
ensure that the Information Circular shall contain appropriate disclosure respecting Western Copper, NorthIsle or Copper North, respectively, and the information and consolidated financial statements related to Western Copper, NorthIsle or Copper North, respectively, contained in the Information Circular and any related documentation to be distributed in connection with the solicitation of proxies by the management of Western Copper in connection with the meeting of shareholders of Western Copper shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made and shall comply with applicable securities laws;

(b)	obtain all required certifications and consents of their respective auditors in respect of the respective financial statements to be provided in the Information Circular; and

(c)
at Closing (as hereinafter defined), have the respective authorized and issued share capital, save as contemplated by this Agreement or as may be altered by the exercise of outstanding convertible securities or consented by Western Copper, NorthIsle or Copper North, as the case may be, such consent not to be unreasonably withheld.

Covenants of Western Copper

5.3
Western Copper hereby covenants and agrees that it shall take such remaining steps and do all such remaining acts and things, as may be necessary to transfer the Carmacks Property and the Redstone Property to Copper North on the Effective Date.

5.4
Western Copper hereby covenants and agrees that it shall take such remaining steps and do all such remaining acts and things, as may be necessary to transfer the NorthIsle Property to NorthIsle on the Effective Date.

5.5
Western Copper hereby covenants and agrees that it shall take such remaining steps and do all such remaining acts and things, as may be necessary to transfer the Casino Property to Casino Mining on the Effective Date.

5.6
Western Copper hereby covenants and agrees to make a joint election with Copper North in respect of the transfer of the Carmacks Property and the Redstone Property from Western Copper as transferor and Copper North as transferee pursuant to Section 85 of the Tax Act (or any similar provision of any provincial tax legislation). The agreed amount under such joint election shall be determined by Western Copper in its sole discretion within the limits set out in the Tax Act.

5.7
Western Copper hereby covenants and agrees to make a joint election with NorthIsle in respect of the transfer of  the NorthIsle Property from Western Copper as  transferor and NorthIsle as  transferee pursuant to Section 85 of the Tax Act (or any similar provision of any provincial tax legislation). The agreed amount under such joint election shall be determined by Western Copper in its sole discretion within the limits set out in the Tax Act.

5.8
Western Copper hereby covenants and agrees to make a joint election with Casino Mining in respect of the transfer of the Casino Property from Western Copper as transferor and Casino Mining as transferee pursuant to Section 85 of the Tax Act (or any similar provision of any provincial tax legislation). The agreed amount under such joint election shall be determined by Western Copper in its sole discretion within the limits set out in the Tax Act.

Covenants of NorthIsle

5.9
NorthIsle hereby covenants and agrees that it shall use its commercially reasonable efforts following the completion of the Arrangement to apply for and obtain a listing of the NorthIsle Shares on the TSXV or other stock exchange or quotation system.

5.10
NorthIsle hereby covenants and agrees that it will at all times while any NorthIsle Stock Options issued pursuant to Section 3.01 of the Plan of Arrangement or Western Copper Warrants outstanding immediately prior to the Effective Date remain exercisable keep available, and reserve if necessary, out of its authorized shares, solely for the purpose of issue upon the exercise of any applicable NorthIsle Stock Options and Western Copper Warrants, such number of NorthIsle Shares as shall then be issuable upon the exercise of such NorthIsle Stock Options and Western Copper Warrants pursuant to Section  3.01 of the Plan of Arrangement.  NorthIsle covenants and agrees that all NorthIsle Shares which shall be so issuable will, upon issuance, be issued as fully paid and non-assessable and free from all liens, charges and encumbrances.

5.11
NorthIsle hereby covenants and agrees to maintain an exemption from the requirement to register a class of equity securities set forth Section 12(g) of the U.S. Securities Exchange Act of 1934 (the “U.S. Exchange Act”) pursuant to Rule 12g3-2(b) thereunder, or register such class pursuant to the U.S. Exchange  Act,  and  comply  with  applicable U.S.  state  securities  (“blue  sky”)  law,  including,  for purposes of the foregoing, to have the NorthIsle Shares conditionally approved for listing on the TSXV or other Canadian securities exchange and maintain such listing following approval.

5.12
NorthIsle hereby covenants and agrees to make a joint election with Western Copper in respect of the transfer of  the NorthIsle Property from Western Copper as  transferor and NorthIsle as  transferee pursuant to Section 85 of the Tax Act (or any similar provision of any provincial tax legislation). NorthIsle acknowledges that the agreed amount under such joint election shall be determined by Western Copper in its sole discretion within the limits set out in the Tax Act.

5.13	NorthIsle hereby covenants and agrees that it shall take such remaining steps and do all such remaining acts and things, as may be necessary to transfer the NorthIsle Property to North Island Mining.

Covenants of Copper North

5.14
Copper  North  hereby  covenants  and  agrees  that  it  shall  use  its  commercially  reasonable  efforts following the completion of the Arrangement to apply for and obtain a listing of the Copper North Shares on the TSXV or other stock exchange or quotation system.

5.15
Copper North hereby covenants and agrees that it will at all times while any Copper North Stock Options issued pursuant to Section 3.01 of the Plan of Arrangement or Western Copper Warrants outstanding immediately prior to the Effective Date remain exercisable keep available, and reserve if necessary, out  of  its  authorized shares, solely for  the  purpose of  issue upon the  exercise of  any applicable Copper North Options and Western Copper Warrants, such number of Copper North Shares as shall then be issuable upon the exercise of such Copper North Options and Western Copper Warrants pursuant to Section 3.01 of the Plan of Arrangement.   Copper North covenants and agrees that all Copper North Shares which shall be so issuable will, upon issuance, be issued as fully paid and non- assessable and free from all liens, charges and encumbrances.

5.16
Copper North hereby covenants and agrees to maintain an exemption from the requirement to register a class of equity securities set forth Section 12(g) U.S. Exchange Act pursuant to Rule 12g3-2(b) thereunder, or register such class pursuant to the U.S. Exchange Act, and comply with applicable U.S. state securities (“blue sky”) law, including, for purposes of the foregoing, to have the Copper North Shares conditionally approved for listing on the TSXV or other Canadian securities exchange and maintain such listing following approval.

5.17
Copper North hereby covenants and agrees to make a joint election with Western Copper in respect of the transfer of the Carmacks Property and the Redstone Property from Western Copper as transferor and Copper North as transferee pursuant to Section 85 of the Tax Act (or any similar provision of any provincial tax legislation). Copper North acknowledges that the agreed amount under such joint election shall be determined by Western Copper in its sole discretion within the limits set out in the Tax Act.

5.18	Copper North hereby covenants and agrees that it shall take such remaining steps and do all such remaining acts and things, as may be necessary to transfer the Carmacks Property to Carmacks Mining.

5.19	Copper North hereby covenants and agrees that it shall take such remaining steps and do all such remaining acts and things, as may be necessary to transfer the Redstone Property to Redbed Mining.

6.0           CONDITIONS PRECEDENT Mutual Conditions Precedent

6.1	The parties' obligations to complete the transactions contemplated in this Agreement are subject to satisfaction of the following conditions on or before the Effective Date:

(a)
the Interim Order and Final Order shall have been obtained from the Court on terms acceptable to each of the parties and shall not have been set aside or modified in a manner unacceptable to any of the parties, on appeal or otherwise;

(b)
receipt by NorthIsle, Copper North and Western Copper of all required approvals including approval by Western Copper Shareholders of the Arrangement at the Meeting; approval by the respective boards of directors; approval of the TSX in respect of Western Copper and the TSXV in respect of NorthIsle and Copper North to the Arrangement subject only to compliance with the usual conditions of that approval; and approval of the Arrangement by the Court;

(c)
confirmation that the delivery of the Western Amalco Common Shares, NorthIsle Shares and Copper North Shares to Western Copper Shareholders pursuant to the exchanges contemplated by the Arrangement will be exempt from the registration requirements of the U.S. Securities Act and from the registration and prospectus requirements in each of the provinces and territories of Canada in which holders of Western Copper Shares are resident;

(d)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Arrangement Agreement or the Plan of Arrangement;

(e)
none  of  the  consents, orders,  regulations or  approvals contemplated by  this  Arrangement Agreement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the parties hereto, acting reasonably;

(f)	the issue of NorthIsle Shares pursuant to the Arrangement will have been approved by all necessary corporate action to permit the NorthIsle Shares to be issued as fully paid and non- assessable;

(g)	the issue of Copper North Shares pursuant to the Arrangement will have been approved by all necessary corporate action to permit the Copper North Shares to be issued as fully paid and non- assessable;

(h)
no adverse material change shall have occurred in the business, affairs, financial condition or operations of any of the parties which would have a material adverse affect on the business, assets, financial condition or results of operations of any party and any subsidiary, taken as a whole;

(i)
the representations and warranties of each party as set out in this Arrangement Agreement shall be true and correct on and as of the Effective Date as if they were made on and as of such date, except as affected by transactions contemplated or permitted by the said agreement and except for any failures or breaches of representations or warranties which would not have a material adverse effect on the business, assets, financial condition or results of operations of the other party and its subsidiaries, if any, taken as a whole;

(j)	each of the parties will have completed their respective due diligence reviews in connection with the transactions contemplated hereby;

(k)           this Arrangement Agreement shall not have been previously terminated; and

(l)	the obligation of each party to complete the Arrangement is subject to the further condition that the covenants of the other parties shall have been duly performed.

Conditions solely for the benefit of Western Copper

6.2	The obligations of Western Copper to complete the transactions contemplated in this Agreement are subject to satisfaction of the following conditions on or before the Closing Date:

(a)	the Arrangement shall have been approved and adopted by Shareholders at the Meeting in accordance with the terms of the Interim Order;

(b)
receipt by Western Copper of a satisfactory fairness opinion for Western Copper and tax advice satisfactory to Western Copper, in its sole discretion, respecting the structuring of the Arrangement (which opinion and advice have been received);

(c)	dissent rights shall not have been exercised prior to the Effective Date by holders of Western Copper Shares representing 1% or more of the Western Copper Shares outstanding at such time; and

(d)
evidence of compliance by NorthIsle and Copper North with the registration requirements of Section 12(g) of the U.S. Exchange Act or an exemption therefrom, and applicable requirements of U.S. state securities (“blue sky”) law.

The foregoing conditions in this Section 6.2 are inserted for the exclusive benefit of Western Copper and may be waived by it in whole or in part at any time.

Conditions solely for the benefit of NorthIsle

6.3	The obligations of NorthIsle to complete the transactions contemplated in this Agreement are subject to satisfaction of the following conditions on or before the Closing Date:

(a)	no adverse material change will have occurred in the business, affairs, financial condition or operations of Western Copper; and

(b)           Western Copper shall have provided a technical report in compliance with National Instrument
43-101 in respect of the NorthIsle Property.

The foregoing conditions in this Section 6.3 are inserted for the exclusive benefit of NorthIsle and may be waived by it in whole or in part at any time.

Conditions solely for the benefit of Copper North

6.4	The obligations of Copper North to complete the transactions contemplated in this Agreement are subject to satisfaction of the following conditions on or before the Closing Date:

(a)	no adverse material change will have occurred in the business, affairs, financial condition or operations of Western Copper; and

(b)        Western Copper shall have provided a technical report in compliance with National Instrument
43-101 in respect of the Carmacks Property.

The foregoing conditions in this Section 6.4 are inserted for the exclusive benefit of Copper North and may be waived by it in whole or in part at any time.

7.0	AMENDMENT, CLOSING AND TERMINATION

Amendment

7.1
This Agreement and the Plan of Arrangement may, at any time and from time to time before the Effective Date, be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders.  Without limiting the generality of the foregoing, any such amendment may:

(a)        change the time for performance of any of the obligations or acts of the parties hereto;

(b)	waive any inaccuracies or modify any representation contained herein or any document to be delivered pursuant hereto;

(c)        change non-material terms;

(d)	waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties hereto; and

(e)
amend the terms of Section 3.01 of the Plan of Arrangement and Sections 6.1, 6.2, 6.3 and 6.4 hereof and the sequence of transactions described in the Plan of Arrangement subject to any required approval of the shareholders of Western Copper, given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

7.2
This Agreement and the Exhibit hereto may be amended in accordance with the Final Order, but if the terms of the Final Order require any such amendment, the rights of the parties hereto under Sections 6.1, 6.2, 6.3, 6.4, 7.1, 7.2 and 7.4 shall remain unaffected.

Closing

7.3           The completion of the Arrangement (the “Closing”) will be at the offices of DuMoulin Black LLP, 595

Howe Street, 10th Floor, Vancouver, British Columbia, V6C 2T5 at 10:00 a.m. (Vancouver time) on the Effective Date, or such other place or date as may be mutually agreed by the parties, provided it is not later than October 31, 2011 unless extended by agreement of the parties.  At the Closing, parties will exchange documents to effect the Closing including documents to confirm the matters set out in Article 5.0 and to complete the Arrangement and related matters as contemplated hereby.

Termination

7.4           This Agreement shall terminate:

(a)	if the Arrangement has not been completed by the close of business on October 31, 2011, at the election of any of the parties;

(b)
in the event that the conditions to the Arrangement are not satisfied or waived by the parties to whom they are of benefit prior to the Effective Date, or any earlier date contemplated herein, this Agreement will terminate and be of no further force or effect on the Effective Date, or such earlier date;

(c)	at any time prior to the Effective Date by unanimous agreement of the parties hereto without further action on the part of their respective shareholders; or

(d)	upon the later of a final determination from the Court or an appeal court which denies the granting of the Final Order.

8.0           DUE DILIGENCE

8.1
Upon execution hereof, it is agreed that the parties (through their representatives) will be permitted to complete the due diligence investigations of each other in connection with the transaction contemplated hereunder.

8.2
Each of the parties will afford to the others and to their accountants, counsel and other representatives, full access during normal business hours to the management, properties, books, records, contracts, commitments and other documentation of such party and its subsidiaries and will allow such parties and their accountants, counsel and representatives to perform a diligent and complete examination of its financial condition, business, affairs, property and assets.

9.0           PUBLIC DISCLOSURE AND CONFIDENTIALITY

9.1
No disclosure or announcement, public or otherwise, in respect of this Agreement or the transactions contemplated herein will be made by any party without the prior written agreement of the other parties as to timing, content and method, provided that the obligations herein will not prevent any party from making, after consultation with the other parties, such disclosure as its counsel advises is required by applicable laws or the rules and policies of the reporting jurisdictions of the party.

9.2
Unless and until the transactions contemplated in this Agreement have been completed, except with the prior written consent of the other parties, each party and their respective employees, officers, directors, shareholders, agents, advisors and other representatives will hold all information received from the other party in strictest confidence, except such information and documents which (i) are or subsequently may become generally available to the public; (ii) are required to be disclosed by applicable law; (iii) are available on a non-confidential basis prior to their disclosure to the other party; (iv) become available to one party on a non-confidential basis from a source other than the other party provided that such other source  is  not  bound  by  a  confidentiality  agreement  with  the  other  party;  (v)  are  independently developed; or (vi) were available to each party as a result of the relationship of the parties prior to the date hereof.

9.3	All such information in written form and documents will be returned to the party originally delivering them in the event that the transactions provided for in this Agreement are not completed.

10.0           GENERAL

10.1	The covenants, representations and warranties contained herein will survive the closing of the transactions contemplated hereby.

10.2           Time is of the essence herein.

10.3
Each party hereto will, from time to time, at the request of the other parties, do such further acts and execute and deliver all such further documents, agreements and instruments as will be reasonably required in order to fully perform and carry out the terms, conditions and intent of this Agreement. The parties  agree  to  make  modifications  to  the  structure  of  the  Arrangement  and  the  transactions contemplated hereunder reasonably necessary or desirable based on recommendations of legal, tax or other advisors or requirements of regulatory authorities.

10.4           All references to currency are references to Canadian dollars unless otherwise indicated.

10.5           No party may assign its rights or obligations under this Agreement.

10.6	Any waiver or release of any conditions of this Agreement, to be effective, must be in writing executed by the party for whom such condition is expressed by this Agreement to benefit.

10.7           The parties intend that this Agreement will be binding upon them until terminated.

10.8	Any notice to be given hereunder to the parties will be deemed to be validly given if delivered, or if sent by facsimile:

if to Western Copper or any or all of Casino Mining, Carmacks, Lurprop, CRS or Moraga, to:

Suite 2050,1111 W. Georgia Street
Vancouver, BC V6E 4M3
Attention: President
Facsimile: (604) 669-2926

if to NorthIsle or North Island Mining, to: Suite 2050, 1111 W. Georgia Street
Vancouver, BC V6E 4M3
Attention: President
Facsimile: (604) 669-2926

if to Copper North, Carmacks Mining or Redbed, to: Suite 2050, 1111 W. Georgia Street
Vancouver, BC V6E 4M3
Attention: President
Facsimile: (604) 669-2926

and any such notice delivered on a business day in accordance with the foregoing will be deemed to have been received on the date of delivery or facsimile transmission.

10.9	This Agreement and the rights and obligations of the parties hereunder will be governed by and construed according to the laws of the Province of British Columbia.

10.10 This Agreement will enure to the benefit of and be binding upon the parties hereto, and their successors and permitted assigns.

10.11    This Agreement may be executed in any number of counterparts with the same effect as if all parties had signed the same document.  All of these counterparts will for all purposes constitute one agreement, binding on the parties, notwithstanding that all parties are not signatories to the same counterpart. A fax transcribed copy or photocopy of this Agreement executed by a party in counterpart or otherwise will constitute a properly executed, delivered and binding agreement or counterpart of the executing party.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the year and day set out on the first page hereof.

WESTERN COPPER CORPORATION

Per:            “Dale Corman”
Authorized Signatory

NORTHISLE COPPER AND GOLD INC.

Per:            “David Douglas”
Authorized Signatory

COPPER NORTH MINING CORP.

Per:            “Dale Corman”
Authorized Signatory

CASINO MINING CORP.

Per:            “Julien François”
Authorized Signatory

CARMACKS COPPER LTD.

Per:            “Dale Corman”
Authorized Signatory

LURPROP HOLDINGS INC.

Per:            “Julien François”
Authorized Signatory

CRS COPPER RESOURCES CORP.

Per:            “Dale Corman”
Authorized Signatory

MORAGA RESOURCES LTD.

Per:            “Dale Corman”
Authorized Signatory

CARMACKS MINING CORP.

Per:            “Dale Corman”
Authorized Signatory

REDBED RESOURCES CORP.

Per:            “Julien François”
Authorized Signatory

NORTH ISLAND MINING CORP.

Per:            “Dale Corman”
Authorized Signatory

EXHIBIT 1

PLAN OF ARRANGEMENT

PURSUANT TO THE AMENDED AND RESTATED ARRANGEMENT AGREEMENT DATED AS OF AUGUST 30, 2011 AMONG WESTERN COPPER CORPORATION,
NORTHISLE COPPER AND GOLD INC., COPPER NORTH MINING CORP.
AND OTHERS

PLAN OF ARRANGEMENT UNDER SECTION 288
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1- INTERPRETATION

1.01      Definitions

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith:

“Act” means Business Corporations Act, S.B.C. 2004, c. 57, as amended;

“Aggregate Value” means the sum of: (a) the fair market value of a Western Amalco Class A Share determined in accordance with Section 3.01(t)(i)(B); (b) the product of 0.5 and the fair market value of a Copper North Share determined in accordance with Section 3.01(t)(ii)(B); and (c) the product of 0.5 and the fair market value of a NorthIsle Share determined in accordance with Section 3.01(t)(iii)(B);

“Agreement” means the Arrangement Agreement, to which this Exhibit is attached, including the other Exhibits and the Appendices hereto as the same may be supplemented or amended from time to time;

“Amalco” has the meaning assigned by Section 3.01(c);

“Amalco Shares” means the common shares without par value of Amalco; “Amalco2” has the meaning assigned by Section 3.01(f);

“Amalco2 Shares” means the common shares without par value of Amalco2;

“Arrangement” means an arrangement under the provisions of Section 288 of the Act, on the terms and conditions set forth in this Plan of Arrangement;

“Arrangement Agreement” means the Arrangement Agreement to which this Exhibit I is attached, including the Exhibits thereto as the same may be supplemented or amended from time to time;

“Carmacks” means Carmacks Copper Ltd., a company existing under the laws of the Province of British
Columbia;

“Carmacks Mining” means Carmacks Mining Corp., a company existing under the laws of the Province of
British Columbia;

“Carmacks Mining Shares” means the common shares without par value of Carmacks Mining;

“Carmacks Property” means mineral claims, leases or other mineral property interests and assets known as the
Carmacks project located in the Yukon Territory currently held by Carmacks; “Carmacks Shares” means the common shares without par value of Carmacks;

“Casino Mining” means Casino Mining Corp., a company existing under the laws of the Province of British
Columbia;

“Casino Mining Shares” means the common shares without par value of Casino Mining;

“Casino Property” means mineral claims, leases or other mineral property interests and assets known as the
Casino project located in the Yukon Territory currently held by CRS;

“Copper North” means Copper North Mining Corp., a company existing under the laws of the Province of
British Columbia;

“Copper North Incorporator’s Share” means the one Copper North Share held by Western Copper in connection with the incorporation of Copper North;

“Copper North Shares” means the common shares without par value of Copper North;

“Copper North Stock Option In-The-Money Amount” in respect of a Western Copper Stock Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Copper North Shares that a holder is entitled to acquire on exercise of a Copper North Stock Option at and from the Effective Time exceeds the amount payable to acquire such shares;

“Copper North Stock Options” means the stock options of Copper North for the purchase of Copper North Shares issued in exchange for Western Copper Stock Options pursuant to Section 3.01 and under Copper North's stock option plan;

“Court” means the Supreme Court of British Columbia;

“CRS” means CRS Copper Resources Corp., a company existing under the laws of the Province of British
Columbia;

“CRS Shares” means the common shares without par value of CRS;

“Depositary”  means  Computershare  Investor  Services  Inc.,  located  at  2nd  Floor,  510  Burrard  Street, Vancouver, British Columbia, V6C 3B9;

“Effective Date” means the effective date set forth on the final notice of alteration of Western Copper that is filed with the British Columbia Registrar of Companies in connection with the Arrangement;

“Effective Time” means 12:01 a.m. on the Effective Date, unless otherwise set forth on the final notice of alteration of Western Copper that is filed with the British Columbia Registrar of Companies in connection with the amendment to the authorized share structure of Western Copper under Section 3.01;

“Final Order” means the final order of the Court approving the Arrangement;

“Information Circular” means the information circular to be sent to Shareholders of Western Copper in connection with the Meeting;

“Interim Order” means the order of the Court pursuant to the application therefor contemplated by paragraph
2.2(f) of the Arrangement Agreement;

“Lurprop” means Lurprop Holdings Ltd., a company existing under the laws of the Province of British
Columbia;

“Lurprop Shares” means the common shares without par value of Lurprop;

2

“Meeting” means the special meeting of Western Copper Shareholders to be held at 11:00 a.m. (Vancouver time) on September 21, 2011 and any adjournment or postponement thereof;

“Moraga” means Moraga Resources Ltd., a company existing under the laws of the Province of British
Columbia;

“Moraga Shares” means the common shares without par value of Moraga;

“New Western Amalco Stock Option” has the meaning assigned in Section 3.01(t);

“New Western Amalco Stock Option In-The-Money Amount” in respect of a Western Copper Stock Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Western Amalco Class A Shares that a holder is entitled to acquire on exercise of a New Western Amalco Stock Option at and from the Effective Time exceeds the amount payable to acquire such shares;

“North Island Mining” means North Island Mining Corp., a company existing under the laws of the Province of British Columbia;

“North Island Mining Shares” means the common shares without par value of North Island Mining; “NorthIsle”  means NorthIsle Copper and Gold Inc., a company existing under the laws of the Province of
British Columbia;

“NorthIsle Property” means mineral claims, leases or other mineral property interests and assets known as the
Island Copper project located on Vancouver Island, British Columbia currently held by Moraga;

“NorthIsle Incorporator’s Share” means the one NorthIsle Share held by Western Copper in connection with the incorporation of NorthIsle;

“NorthIsle Shares” means the common shares without par value of NorthIsle;

“NorthIsle Stock Option In-The-Money Amount” in respect of a Western Copper Stock Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the NorthIsle Shares that a holder is entitled to acquire on exercise of a NorthIsle Stock Option at and from the Effective Time exceeds the amount payable to acquire such shares

“NorthIsle Stock Options” means the stock options of NorthIsle for the purchase of NorthIsle Shares issued in exchange for Western Copper Stock Options pursuant to Section 3.01 and under NorthIsle's stock option plan;

“Notice of Exercise” has the meaning assigned by Section 5.04(b);

“Old Western Copper Stock Option In-The-Money Amount” in respect of a Western Copper Stock Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Western Copper Shares that a holder is entitled to acquire on exercise of a Western Copper Stock Option immediately before the Effective Time exceeds the amount payable to acquire such shares;

“Plan of Arrangement” means this plan of arrangement and any amendment or variation hereto made in accordance with Section 7.0 of the Arrangement Agreement;

“Redbed” means Redbed Resources Corp., a company existing under the laws of the Province of British
Columbia;

“Redbed Shares” means the common shares without par value of Redbed;

“Redstone Property” means mineral claims, leases or other mineral property interests and assets known as the
Redstone project located in the Northwest Territories currently held by CRS;

3

“Shareholder” or “holder of shares” means a registered or beneficial holder of Western Copper Shares; “Tax Act” means the Income Tax Act (Canada);

“TSX” means the Toronto Stock Exchange; “TSXV” means the TSX Venture Exchange;

“U.S. Tax Code” means the U.S. Internal Revenue Code of 1986, as amended; “Western Amalco” has the meaning assigned in Section 3.01(j);

“Western Amalco Class A Shares” means Class A common shares without par value of Western Amalco, which are to be created in accordance with this Plan of Arrangement which will have the same rights and restrictions as the Western Copper Shares immediately prior to the Effective Date;

“Western Amalco Class A Voting Par Value Shares” means the Class A voting shares, each with a par value of $0.00001, of Western Amalco, which will have the same rights and restrictions as the Western Copper Class A Voting Par Value Shares immediately prior to the Effective Date;

“Western Amalco Class B Shares” means the Western Amalco Shares, once they have been redesignated as Class B common shares, which will have the same rights and restrictions as the Western Copper Shares immediately prior to the Effective Date in addition to the right to provide any holder of Western Amalco Shares owning more than 80% of the issued and outstanding Western Amalco Shares with the right to requisition the directors of Western Amalco to call a meeting of the holders of Western Amalco Shares for the purposes stated in the requisition and should the directors of Western Amalco not call such meeting within two days after receiving such requisition a shareholder who made such requisition may call a meeting in the manner in which such meeting may be called under the Act and the articles of Western Amalco;

“Western Amalco Common Shares” means the Western Amalco Class A Shares, once they have been altered by changing their identifying name to “Common Shares” in accordance with Section 3.01(x);

“Western Amalco Shares” means the common shares without par value of Western Amalco, which will have the same rights and restrictions as the Western Copper Shares immediately prior to the Effective Date;

“Western Copper” means Western Copper Corporation, a company existing under the laws of the Province of
British Columbia;

“Western Copper Class A Voting Par Value Shares” means the Class A voting shares, each with a par value of $0.00001, of Western Copper;

“Western Copper Shares” means the common shares without par value of Western Copper;

“Western Copper Stock Options” means the stock options of Western Copper for the purchase of Western
Copper Shares issued under Western Copper's stock option plan;

“Western Copper Warrant Certificates” means the certificates representing the Western Copper Warrants; “Western Copper Warrant Indenture” means warrant indenture between Western Copper and the Depositary as the Warrant Agent dated December 22, 2010 governing the terms of certain of the Western Copper Warrants;
and

“Western Copper Warrants” means the issued and outstanding share purchase warrants of Western Copper for the purchase of Western Copper Shares.

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1.02      Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article or Section hereof and include any agreement or instrument supplemental therewith, references herein to Articles and Sections are to Articles and Sections of this Plan of Arrangement.

1.03      Number

In this Plan of Arrangement, unless something in the context is inconsistent therewith, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words importing shareholders shall include members.

ARTICLE 2 – GOVERNING AGREEMENT

2.01      Arrangement Agreement

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

ARTICLE 3 – ARRANGEMENT

3.01      The Arrangement

On the Effective Date, the following shall occur and be deemed to occur in the following order without any further act or formality:

(a)
each issued Western Copper Share held by a dissenting Shareholder (for greater certainty, being a Western Copper Shareholder who has duly complied with the procedures set out in Article 4 and is ultimately entitled to be paid for their dissenting shares) is acquired by Western Copper in consideration for Western Copper agreeing to pay the amount to be paid as determined in accordance with Article 4 of this Plan of Arrangement in respect of the dissenting shares;

(b)	the stated capital in respect of the Moraga Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(c)	CRS and Moraga shall amalgamate to form one corporate entity (“Amalco”) under the provisions of section 273 of the Act;

(d)        from and after the Effective Date, at the time of the step contemplated in Section 3.01(c):

(i)
Amalco will own and hold all of the property of CRS and Moraga and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such amalgamation, and all liabilities and obligations of CRS and Moraga, whether arising  by contract or otherwise, may be enforced against Amalco to the same extent as if such liabilities and obligations had been incurred or contracted by it;

(ii)           Amalco will be liable for all of the liabilities and obligations of CRS and Moraga;

(iii)
all rights, contracts, permits and interests of CRS and Moraga will be rights, contracts, permits and interests of Amalco as if CRS and Moraga continued and, for greater certainty, the amalgamation will not constitute a transfer or assignment of the rights or obligations of either of CRS or Moraga under any such rights, contracts, permits and interests;

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(iv)         any existing cause of action, claim or liability to prosecution will be unaffected;

(v)           any civil, criminal or administrative action or proceeding pending by or against either CRS or
Moraga will be continued by or against Amalco;

(vi)	a conviction against, or ruling, order or judgment in favour of or against either CRS or Moraga may be enforced by or against Amalco;

(vii)
Amalco will refrain from issuing any securities in connection with the amalgamation, the CRS Shares outstanding immediately prior to the amalgamation will become Amalco Shares on the amalgamation, and all of the issued and outstanding Moraga Shares will be cancelled without any repayment of capital in respect thereof;

(viii)	the name of Amalco shall be “CRS Copper Resources Corp.” and its registered office shall be located at 10th Floor, 595 Howe Street, Vancouver, B.C. V6C 2T5;

(ix)          Amalco shall have as its notice of articles and articles the notice of articles and articles of CRS; (x)the stated capital of the Amalco Shares will be an amount equal to the paid up capital, as that term is defined in the Tax Act, attributable to the common shares of CRS immediately prior to the amalgamation;

(e)	the stated capital in respect of the Amalco Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(f)	Lurprop and Amalco shall amalgamate to form one corporate entity (“Amalco2”) under the provisions of section 273 of the Act;

   (g)           from and after the Effective Date, at the time of the step contemplated in Section 3.01(f):

(i)
Amalco2 will own and hold all of the property of Lurprop and Amalco and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such amalgamation, and all liabilities and obligations of Lurprop and Amalco, whether arising  by contract or otherwise, may be enforced against Amalco to the same extent as if such liabilities and obligations had been incurred or contracted by it;

(ii)           Amalco2 will be liable for all of the liabilities and obligations of Lurprop and Amalco;

(iii)
all rights, contracts, permits and interests of Lurprop and Amalco will be rights, contracts, permits and interests of Amalco2 as if Lurprop and Amalco continued and, for greater certainty, the amalgamation will not constitute a transfer or assignment of the rights or obligations of either of Lurprop or Amalco under any such rights, contracts, permits and interests;

(iv)         any existing cause of action, claim or liability to prosecution will be unaffected;

(v)	any civil, criminal or administrative action or proceeding pending by or against either Lurprop or Amalco will be continued by or against Amalco2;

(vi)           a conviction against, or ruling, order or judgment in favour of or against either Lurprop or
Amalco may be enforced by or against Amalco2;

(vii)         Amalco2 will refrain from issuing any securities in connection with the amalgamation, the
Lurprop Shares outstanding immediately prior to the amalgamation will become Amalco2
Shares on the amalgamation, and all of the issued and outstanding Amalco Shares will be cancelled without any repayment of capital in respect thereof;

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(viii)	the name of Amalco2 shall be “Lurprop Holdings Inc.” and its registered office shall be located at 10th Floor, 595 Howe Street, Vancouver, B.C. V6C 2T5;

(ix)           Amalco2 shall have as its notice of articles and articles the notice of articles and articles of
Lurprop; and

(x)
the stated capital of the Amalco2 Shares will be an amount equal to the paid up capital, as that term is defined in the Tax Act, attributable to the common shares of Lurprop immediately prior to the amalgamation;

(h)	the stated capital in respect of the Amalco2 Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(i)	the stated capital in respect of the Carmacks Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(j)           Carmacks, Amalco2 and Western Copper shall amalgamate to form one corporate entity (“Western
Amalco”) under the provisions of section 273 of the Act;

(k)           from and after the Effective Date, at the time of the step contemplated in Section 3.01(j):

(i)
Western Amalco will own and hold all of the property of Carmacks, Amalco2 and Western and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such amalgamation, and all liabilities and obligations of Carmacks, Amalco2 and Western, whether arising by contract or otherwise, may be enforced against Western Amalco to the same extent as if such liabilities and obligations had been incurred or contracted by it;

(ii)	Western Amalco will be liable for all of the liabilities and obligations of Carmacks, Amalco2 and Western Copper;

(iii)
all rights, contracts, permits and interests of Carmacks, Amalco2 and Western Copperwill be rights,  contracts, permits  and  interests of  Western Amalco  as  if  Carmacks, Amalco2 and Western Copper continued and, for greater certainty, the amalgamation will not constitute a transfer or assignment of the rights or obligations of any of Carmacks, Amalco2 and Western Copper under any such rights, contracts, permits and interests;

(iv)           any existing cause of action, claim or liability to prosecution will be unaffected;

(v)           any  civil,  criminal  or  administrative  action  or  proceeding  pending  by  or  against  either
Carmacks, Amalco2 and Western Copper will be continued by or against Western Amalco;

(vi)	a conviction against, or ruling, order or judgment in favour of or against Carmacks, Amalco2 and Western Copper may be enforced by or against Western Amalco;

(vii)
Western Amalco will refrain from issuing any securities in connection with the amalgamation, the Western Copper Shares outstanding immediately prior to the amalgamation will become Western Amalco Shares on the amalgamation, and all of the issued and outstanding Amalco2 Shares and Carmacks Shares will be cancelled without any repayment of capital in respect thereof;

(viii)	the name of Western Amalco shall be “Western Copper Corporation” and its registered office shall be located at 10th Floor, 595 Howe Street, Vancouver, B.C. V6C 2T5;

(ix)	Western Amalco shall have as its notice of articles and articles the notice of articles and articles of Western Copper; and

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(x)
the stated capital of the Western Amalco Shares will be an amount equal to the paid-up capital, as that term is defined in the Tax Act, attributable to the Western Copper Shares immediately prior to the amalgamation;

(l)
the name of Western Amalco shall be changed from “Western Copper Corporation” to “Western Copper and Gold Corporation” and the Notice of Articles and the Articles of Western Amalco are amended accordingly;

(m)
Copper North shall purchase the Carmacks Property, the Redstone Property and $2 million cash from Western Amalco in consideration for the issuance of that number of Copper North Shares that is equal to the product of 0.5 and the number of issued and outstanding Western Amalco Shares immediately after step 3.01(k).  The stated capital of the Copper North Shares shall be increased by an amount equal to the sum of $2 million and the aggregate fair market value of the Carmacks Property and the Redstone Property;

(n)
Carmacks Mining shall purchase the Carmacks Property from Copper North in consideration for the issuance of 100 Carmacks Mining Shares.  The stated capital of the Carmacks Mining Shares shall be increased by an amount equal to the fair market value of the Carmacks Property;

  (o)           Redbed shall purchase the Redstone Property from Copper North in consideration for the issuance of
100 Redbed Shares.  The stated capital of the Redbed Shares shall be increased by an amount equal to the fair market value of the Redstone Property;

(p)
NorthIsle  shall  purchase  the  NorthIsle  Property  and  $2.5  million  cash  from  Western  Amalco  in consideration for the issuance of that number of NorthIsle shares that is equal to the product of 0.5 and the number of issued and outstanding Western Amalco Shares immediately after step 3.01(k).   The stated capital of the NorthIsle Shares shall be increased by an amount equal to the sum of $2.5 million and the fair market value of the NorthIsle Property;

(q)
North Island Mining shall purchase the NorthIsle Property from NorthIsle in consideration for the issuance of 100 North Island Mining Shares.  The stated capital of the North Island Mining Shares shall be increased by an amount equal to the fair market value of the NorthIsle Property;

(r)
Casino Mining shall purchase the Casino Property from Western Amalco in consideration for the issuance of 100 Casino Mining Shares.   The stated capital of the Casino Mining Shares shall be increased by an amount equal to the fair market value of the Casino Property;

(s)           the authorized capital of Western Amalco is amended by:

(i)	the elimination of the Western Amalco Class A Voting Par Value Shares from the authorized capital of Western Amalco;

(ii)           the creation of an unlimited number of Western Amalco Class A Shares; and

(iii)
redesignating the Western Amalco Shares as Western Amalco Class B Shares and amending the rights, privileges, restrictions and conditions of such shares to provide any holder of Western Amalco Class B Shares owning more than 80% of the issued and outstanding Western Amalco Class B Shares with the right to requisition the directors of Western Amalco to call a meeting of the holders of Western Amalco Class B Shares for the purposes stated in the requisition and should the directors of Western Amalco not call such meeting within two days after receiving such requisition a shareholder who made such requisition may call a meeting in the manner in which such meeting may be called under the Act and the articles of Western Amalco, and the Notice of Articles and the Articles of Western Amalco are amended accordingly;

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(t)	each Western Copper Stock Option outstanding immediately before the Effective Date will be exchanged for:

(i)           a stock option to be issued by Western Amalco (a “New Western Amalco Stock Option”)
pursuant to which:

(A)
the holder of the New Western Amalco Stock Option will be entitled to acquire, upon exercise of the New Western Amalco Stock Option, that number of Western Amalco Class A Shares (to be redesignated as Western Amalco Common Shares pursuant to Section 3.01(y) of this Plan of Arrangement) that is equal to the number of Western Copper Shares that was issuable upon exercise of the Western Copper Stock Option immediately before the Effective Time; and

(B)

the exercise price per Western Amalco Class A Share will be equal to the product of: (1) the exercise price of the Western Copper Stock Option determined immediately before the Effective Time; and (2) the proportion that the fair market value of a Western Amalco Class A Share (which fair market value shall be determined based on the 5-day volume weighted average trading price of the Western Amalco Common Shares immediately following the date on which the Copper North Shares and NorthIsle Shares commence trading on the TSXV, or such other determination as may be acceptable to the TSX and TSXV) is of the Aggregate Value;

(ii)a stoc whichk option to be issued by Copper North (a “Copper North Stock Option”) pursuant to:
(A)

the holder of the Copper North Stock Option will be entitled to acquire, upon exercise of the Copper North Stock Option, that number of Copper North Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Western Copper Shares to which such holder was theretofore entitled upon exercise of the Western Copper Stock Option; and

(B)

the exercise price per Copper North Share will be equal to the product of: (1) the exercise price of the Western Copper Stock Option determined immediately before the Effective Time; and (2) the proportion that the fair market value of a Copper North Share  (which  fair  market  value  shall  be  determined  based  on  the  5-day  volume weighted average trading price of the Copper North Shares immediately following the date on which the Copper North Shares and NorthIsle Shares commence trading on the TSXV, or such other determination as may be acceptable to the TSX and TSXV) is of the Aggregate Value; and

(iii)           a stock option to be issued by NorthIsle (a “NorthIsle Stock Option”) pursuant to which:

(A)
the holder of the NorthIsle Stock Option will be entitled to acquire, upon exercise of the NorthIsle Stock Option, that number of NorthIsle Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Western Copper Shares to which such holder was theretofore entitled upon exercise of the Western Copper Stock Option; and

(B)
the exercise price per NorthIsle Share will be equal to the product of: (1) the exercise price of the Western Copper Stock Option determined immediately before the Effective Time; and (2) the proportion that the fair market value of a NorthIsle Share (which fair market value shall be determined based on the 5-day volume weighted average trading price of the NorthIsle Shares immediately following the date on which the Copper

9

North Shares and NorthIsle Shares commence trading on the TSXV, or such other determination as may be acceptable to the TSX and TSXV) is of the Aggregate Value.

It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of a Western Copper Stock Option for a New Western Amalco Stock Option, a Copper North Stock Option and a NorthIsle Stock Option.  Therefore, in the event that the aggregate of the New Western Amalco Stock Option In-The Money Amount in respect of a Western Copper Stock Option, the Copper North Stock Option In-The Money Amount in respect of a Western Copper Stock Option and the NorthIsle Stock Option In-The Money Amount in respect of a Western Copper Stock Option exceeds the Old Western Copper Stock Option In-The Money Amount in respect of the Western Copper Stock Option, the number of Western Amalco Class A Shares which may be acquired on exercise of the New Western Amalco Stock Option, the number of Copper North Shares which may be acquired on exercise of the Copper North Stock Option and the number of NorthIsle Shares which may be acquired on exercise of the NorthIsle Stock Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the aggregate of the New Western Amalco Stock Option In- The Money Amount in respect of a Western Copper Stock Option, the Copper North Stock Option In- The Money Amount in respect of a Western Copper Stock Option and the NorthIsle Stock Option In- The Money Amount in respect of a Western Copper Stock Option does not exceed the Old Western Copper Stock Option-In The Money Amount in respect of the Western Copper Stock Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged.

Except as set out above and herein, the term to expiry, conditions to and manner of exercising, vesting schedule, the status under applicable laws, and all other terms and conditions of the New Western Amalco Stock Options, the Copper North Stock Options and the NorthIsle Stock Options will otherwise be unchanged from those contained in or otherwise applicable to the related Western Copper Stock Option (except that: (i) all Copper North Stock Options and NorthIsle Stock Options issued hereunder shall vest and become exercisable in full on the Effective Date; (ii) the holders will not be entitled, on exercise, to receive Copper North Shares or NorthIsle Shares, as the case may be, if such Copper North Options or NorthIsle Options, as the case may be, are exercised (A) more than one year following the Effective Date of the Arrangement in the event the holder is not eligible to participate in Copper North's or NorthIsle's, as the case may be, stock option plan following the Effective Date; or (B) more than 90 days (or 30 days if the holder was engaged in Investor Relations Activities, as such term is defined in the stock option plan of Copper North or NorthIsle, as the case may be) following the date on which such holder, following the completion of the Arrangement, ceases to be eligible to participate in Copper North's or NorthIsle's, as the case may be, stock option plan; and (iii) all Copper North Stock Options and NorthIsle Stock Options issued hereunder shall otherwise be governed by and subject to the terms of the Copper North's and NorthIsle's, as the case may be, stock option plan);

(u)
(i) in accordance with the terms of the Western Copper Warrant Indenture and/or the Western Copper Warrant Certificates, as the case may be, each holder of a Western Copper Warrant outstanding immediately prior to the Effective Time shall receive (and such holder shall accept) upon the exercise of such holder’s Western Copper Warrant, in lieu of each Western Copper Share to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the number of Western Amalco Class A Shares, Copper North Shares and NorthIsle Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Western Copper Shares to which such holder was theretofore entitled upon exercise of the Western Copper Warrants; and (ii) such Western Copper Warrant shall continue to be governed by and be subject to the terms of the Western Copper Warrant Indenture and/or Western Copper Warrant Certificates, as the case may be;

(v)
each issued Western Amalco Class B Share will be exchanged with Western Amalco for one Western Amalco Class A Share, 0.5 Copper North Shares and 0.5 NorthIsle Shares and the certificates representing the outstanding Western Amalco Class B Shares shall thereafter represent Western Amalco Class A Shares;

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(w)
the stated capital of Western Amalco for the outstanding Western Amalco Class A Shares will be an amount equal to the stated capital of Western for the Western Copper Shares immediately before the Effective Time less the sum of: (i) the fair market value of the Copper North Shares distributed to Western Copper Shareholders pursuant to Section 3.01(v) of this Plan of Arrangement; (ii) the fair market value of the NorthIsle Shares distributed to Western Copper Shareholders pursuant to Section 3.01(v) of this Plan of Arrangement; and (iii) the stated capital of Western for the Western Copper Shares acquired by Western from dissenting Shareholders pursuant to Section 3.01(a) of this Plan of Arrangement;

(x)	the Copper North Incorporator’s Share and the NorthIsle Incorporator’s Share will be cancelled without any repayment of capital in respect thereof; and

(y)        the Western Amalco Class B Shares will be eliminated from the authorized capital of Western Amalco and the Western Amalco Class A Shares are altered by changing their identifying name to “Common Shares”.

The board of directors of Western Copper may, in its absolute discretion, determine whether or not to proceed with the Arrangement without further approval, ratification or confirmation by the Shareholders.

ARTICLE 4 – RIGHTS OF DISSENT

4.01      Rights of Dissent

Holders of Western Copper Shares may exercise rights of dissent pursuant to and in the manner set forth in Sections 237 to 247 of the Act provided that the notice of dissent is given by 10:00 a.m. (Vancouver time) on the day which is two business days immediately preceding the date of the Western Copper Meeting or the day otherwise ordered by the Court and this Section 4.01 in connection with the Arrangement, and holders who duly exercise such rights of dissent and who:

(a)
are ultimately to be paid fair value for their Western Copper Shares by Western Copper and shall be deemed to have had their Western Copper Shares transferred to Western Copper for such value on the Effective Date; or

(b)
 are ultimately not entitled to be paid fair value for any reason for their Western Copper Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting holder of Western Copper Shares and shall receive Western Amalco Common Shares, NorthIsle Shares and Copper North Shares on the basis determined in accordance with Subsection 3.01 hereof.

ARTICLE 5 – CERTIFICATES AND DOCUMENTATION

5.01      Entitlement to and Delivery of Certificates

As soon as practicable after the Effective Date, the Depositary will forward in accordance with Section 3.01 hereof, to each registered holder of record of Western Copper Shares who has not dissented to the Arrangement, a  letter of transmittal containing instructions with respect to the deposit of certificates for Western Copper Shares with the Depositary for use in exchanging their Western Copper Share certificates for certificates representing:

(a)           Western Amalco Common Shares;

(b)     NorthIsle Shares; and

(c)           Copper North Shares,

to which they are entitled  under the Arrangement.  Upon return of a properly completed letter of transmittal, together with certificates formerly representing Western Copper Shares and such other documents as  the

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Depositary may require, certificates for the appropriate number of Western Amalco Common Shares, NorthIsle Shares and Copper North Shares will be distributed.

5.02      Fractional Securities

No holder of Western Copper Shares shall receive fractional securities of Western Amalco, NorthIsle or Copper North and no cash will be paid in lieu thereof.  Any fractions resulting will be rounded to the nearest whole number, with fractions of one-half or greater being rounded to the next higher whole number and fractions of less than one-half being rounded to the next lower whole number.
5.03      Withholding Rights

Western Copper, NorthIsle, Copper North and the Depositary shall be entitled to deduct and withhold from the consideration or other amounts payable to any Shareholder such amounts as Western Copper, NorthIsle, Copper North or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.04      Western Copper Warrants

(a)
After the Effective Time, and in accordance with the terms of the Western Copper Warrant Indenture and/or Western Copper Warrant Certificates, as applicable, each holder of a Western Copper Warrant shall receive upon the subsequent exercise of such holder’s Western Copper Warrant, in accordance with its terms, and shall accept in lieu of each Western Copper Share to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the number of Western Amalco Common Shares, Copper North Shares and NorthIsle Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Western Copper Shares to which such holder was theretofore entitled upon exercise of the Western Copper Warrant.

(b)
Western Copper hereby covenants and agrees that, following the Effective Time, on each exercise of a Western Copper Warrant the terms of which require Copper North Shares and NorthIsle Shares to be issued, it will deliver to Copper North and NorthIsle a notice of exercise (“Notice of Exercise”) which shall specify the number of Copper North Shares and NorthIsle Shares to be issued to the holder exercising such Western Copper Warrant and which shall include the full amount of the payment described in section 5.04(d).

(c)
Each of Copper North and NorthIsle covenants and agrees that, in consideration for a portion of the exercise price receivable under section 5.04(d) and the receipt of property from Western Amalco under the Arrangement, it will issue and deliver, within three Business Days of receipt of a Notice of Exercise, the required number of issued Copper North Shares or NorthIsle Shares, as the case may be, to Western Amalco, which will, as agent for Copper North and NorthIsle, deliver the Copper North Shares and NorthIsle Shares to the person who has exercised the Western Copper Warrant. Western Amalco will not acquire ownership of or any other interest in such Copper North Shares or NorthIsle Shares and will receive same solely as agent for Copper North and NorthIsle for the purpose of delivering the Copper North Shares and NorthIsle Shares to the person who has exercised the Western Copper Warrant.

(d)
Western Copper, Copper North and NorthIsle have agreed and determined that the exercise price received by Western Amalco in respect of a Western Copper Warrant, the terms of which require Copper North Shares and NorthIsle Shares to be issued, shall be allocated as follows:

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(i)           13% of the exercise price to the Copper North Shares issued upon such exercise; (ii)10% of the exercise price to the NorthIsle Shares issued upon such exercise; and

(iii)       77% of the exercise price to the Western Amalco Common Shares issued upon such exercise.

Western Amalco will receive that portion of the exercise price in paragraph (i) above as Copper North’s agent for the purpose of delivering to Copper North payment for the Copper North Shares to be issued on exercise of a Western Copper Warrant and will receive that portion of the exercise price in paragraph (ii) above as NorthIsle’s agent for the purpose of delivering to NorthIsle payment for the NorthIsle Shares to be issued on exercise of a Western Copper Warrant.

(e)
The terms and conditions applicable to the Western Copper Warrants, immediately after the Effective Time, will otherwise remain unchanged from the terms and conditions of the Western Copper Warrants as they exist immediately before the Effective Time.

ARTICLE 6 – AMENDMENT

6.01      Amendment

This Plan of Arrangement may, at any time and from time to time before the Effective Date, be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders.  Without limiting the generality of the foregoing, any such amendment may:

(a)        change the time for performance of any of the obligations or acts of the parties hereto;

(b)	waive any inaccuracies or modify any representation contained herein or any document to be delivered pursuant hereto;

(c)        change non-material terms;

(d)	waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties hereto; and

(e)
amend the terms of Section 3.01 hereof and the sequence of transactions described in the Plan of Arrangement provided that any amendment thereof in any material respect shall subject to any required approval of the shareholders of Western Copper, given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

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